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Matter#	15471.001	**Order#**	357879-5
Project Id :		**Order Date**	08/21/2018

Entity Name:	**BLACKRIDGE TECHNOLOGY INTERNATIONAL, INC.**
Jurisdiction:	**NV - Secretary of State**
Request for:	**Amendment/Correction/Restated/Designation Filing**
File#:	20180369461-60
File Date:	08/21/2018
Result:	**Filed**

Ordered by EDDIE WANSLEY-PENA at ELLENOFF GROSSMAN & SCHOLE LLP

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STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

August 21, 2018

Job Number: C20180821-0985
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20180369461-60	Amendment	1 Pages/1 Copies

Respectfully,

Barbara K. Cegavske
Secretary of State

Certified By: Ashley Pion
Certificate Number: C20180821-0985

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138



090204



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	**20180369461-60**
	Filing Date and Time **08/21/2018 1:14 PM**
	Entity Number **C6485-2004**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

<u>Certificate of Amendment to Articles of Incorporation</u>
<u>For Nevada Profit Corporations</u>
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

BLACKRIDGE TECHNOLOGY INTERNATIONAL, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

Article Third of the Amended and Restated Articles of Incorporation is amended and restated in its entirety to read as follows:

AUTHORIZED STOCK: The total number of shares of common stock which the corporation shall have authority to issue is five hundred fifty million (550,000,000) shares, of which (i) five hundred million (500,000,000) shares are designated as common stock, with a par value of $0.001 per share ("Common Stock") and (ii) fifty million (50,000,000) shares are designated as preferred stock, with a par value of $0.001 per share ("Preferred Stock").

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date and time of filing: (optional)   Date: _____   Time: _____
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____ *John Huber* _____
CFO
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15